Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Incorporation
Rocky Mountain Chocolate Factory, Inc.	Colorado
Aspen Leaf Yogurt, LLC	Colorado
U-Swirl, Inc. (1)	Nevada
U-Swirl International, Inc. (2)	Nevada

(1)	As of February 29, 2016, Rocky Mountain Chocolate Factory, Inc. holds a 39% interest in U-Swirl, Inc.
(2)

As of February 29, 2016, U-Swirl International, Inc. is a wholly-owned subsidiary of Rocky Mountain Chocolate Factory, Inc. as a result of foreclosure on the security interest on the Loan and Security Agreement, dated January 16, 2014, between Rocky Mountain Chocolate Factory, Inc. and U-Swirl, Inc. Prior to February 29, 2016, U-Swirl International, Inc. was a wholly-owned subsidiary of U-Swirl, Inc.